Exhibit 12.1

BORDEN CHEMICAL, INC.

Statement regarding Computation of Ratios

(Amounts in thousands of dollars)

	Year ended December 31,						Nine months ended September 30,
	1999	2000	2001	2002		2003	2003	2004
Pre-tax income (loss) from continuing operations	58,665	(84,660)	(167,437)	(9,020)		18,317	26,527	(35,116)
Add back (deduct):
Minority interest expense (income)	(272)	(418)	(184)	900		163	(85)	742
Loss (gain) from equity investees	(3,160)	1,536	1,452	—		—	—	—
Fixed charges	93,367	91,264	72,664	53,972		51,561	38,219	45,547

Earnings	148,600	7,722	(93,505)	45,852		70,041	64,661	11,173

Fixed charges are composed of:
Interest expense	63,059	62,654	51,613	47,315		46,138	34,114	42,563
Affiliated interest expense	23,130	20,963	14,529	1,857		558	456	138
Interest element of lease costs (a)	7,178	7,647	6,522	4,800		4,865	3,649	2,846

Total fixed charges	93,367	91,264	72,664	53,972		51,561	38,219	45,547

Ratio of earnings to fixed charges	1.6	(b)	(b)		(b)	1.4	1.7		(b)

(a)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.
(b)	For the years ended December 31, 2000, 2001 and 2002, fixed charges exceeded earnings by $83,542, $166,169 and $8,120, respectively. For the nine months ended September 30, 2004, fixed charges exceeded earnings by $34,374.